Exhibit 99.1

August 2, 2013

Press release

Turquoise Hill signs additional agreement with Sumeru Gold for sale of Altynalmas Gold stake

VANCOUVER, CANADA – Turquoise Hill Resources today announced that, in light of changes in the gold market, it has entered into an additional agreement with Sumeru Gold BV in connection with the sale of the Company’s 50% interest in Altynalmas Gold Ltd (Altynalmas), which was originally announced on February 13, 2013. The supplemental agreement reflects a conditionally reduced cash consideration of US$235 million, instead of the original cash consideration of US$300 million. A key condition of the revised transaction structure requires Sumeru Gold to make an advance payment of US$235 million to the Company by August 9, 2013 ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits. Turquoise Hill acquired an interest in the project in 1996 and acquired its stake in Altynalmas in 2008.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 57% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including matters that are not historical facts and statements of our beliefs, intentions and expectations about developments and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking information and statements relate to future events or future performance and reflect current expectations or beliefs regarding future events.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

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